UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period ended June 30, 2022

Rise Companies Corp.

(Exact name of registrant as specified in its charter)

Delaware	45-4862460
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Class B Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 1: Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information contained in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”) on August 15, 2022 as part of the latest post-qualification amendment to our latest offering statement, which may be accessed here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2022. The consolidated financial statements included in this filing as of June 30, 2022 and for the six months ended June 30, 2022 and 2021 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Rise Companies Corp. (“Rise,” “Rise Companies,” “we,” “our,” the “Company,” and “us”) is a financial technology company that is on a mission to build a better financial system for the individual.  We develop software to consume ever more of the value chain of the private investment industry. This pattern is an old story in other industries, but private financial markets have managed to escape true disruption to date. While today we remain focused on how to redefine the process of investing in real estate, we’ve always thought about our mission as bigger than just real estate investment, which is why we are expanding our scope with the newly launched Fundrise Innovation Fund. We are well on our way to democratizing and reimagining private markets altogether.

The public markets are where the vast majority of individuals invest and, not coincidentally, where there has been a significant amount of technology penetration and disruption. The raucous trading pit has been replaced by silent machines. The internet and apps drove the cost to trade stocks down to zero. Public company data has never been so transparent and readily available. The promise of an efficient market is truer than ever.

On the other hand, private markets resemble the public markets of more than a half century ago. Transactions are performed manually by salespeople. Data is opaque and fragmented. Access is fundamentally barred to individuals. Sophisticated investors capture excess alpha from highly inefficient markets.

In short, the private markets are ripe for reinvention.

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Rise Companies - Today

We view the private financial system as being organized into three key functions: aggregation, allocation (as a fund manager), and operations.

Fundrise started with aggregation because ‘those who write the checks, make the decisions.’ In other words, by freeing control of the capital from traditional institutions, we have been able to build a new system without institutional encumbrance – from the resistance to change by those who fear career risk.

We are systematically replacing each step with software. Over time, we are building a new set of rails of the private investment industry.

To paraphrase the saying, how does software eat finance? One bite at a time.

Here is a typical example(1) of how the private financial system is organized in real estate:

(1) All company names, logos and brands are property of their respective owners. All company, product and service names and logos used in this document are general examples used for informational and illustrative purposes only. Use of these names, logos and brands does not imply endorsement.

•	Aggregation: Fundrise owns and operates a leading alternative asset investment platform, located at www.fundrise.com and via our iOS or Android mobile applications (the “Fundrise Platform”) which:

o	Allows individuals to invest in what we believe is both a superior and simpler investing experience, including:

▪	Frictionless investment transaction and management that is constantly evolving to be the most simple, transparent, and user-friendly experience in finance
▪	Ultra-low costs and zero upfront fees, eliminating high-fee broker-dealers and other expenses of the investment process usually involving many intermediaries
▪	Payment processing, including deep validation layers for anti-fraud, non-sufficient funds, and identity, processed 2.5 million ACH transactions in 2021 and 1.8 million as of June 30, 2022
▪	Real-time reporting of return calculations performed daily for each client account via ETL software layer, currently storing over 1.9 billion data points; and

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o	Enables investors in our Sponsored Programs to earn returns from real estate and other alternative asset classes that have generally been unavailable to many individual investors.

•	Allocation: Fundrise has created an investment and fund management platform that leverages automated processes and reporting to reap the benefits of a lower cost structure of a back-of-house built with APIs and data stores rather than PDFs and Excel that allows for us to:

o	Remove the double promote (where real estate and alternative fund sponsors receive a share of the profits in the distribution waterfall) common with alternative asset investments
o	Systematize the back-of-house of accounting, tax, operations and fund operations, including software generating over a million 1099s and K-1s at zero cost to the investor; and
o	Maintain 50 million unique shareholding records, including daily automated transfer agent integration

•	Operations: Fundrise has developed operating platforms that leverage software to lower the operating cost and improve the selection, management, and performance of investments by:

o	Building “software-first” solutions to manage deal origination and investment data capture: and
o	Developing a systems-based approach to asset management and operations that systematically updates and replaces the data input and analysis with our proprietary software

When an individual invests through the Fundrise Platform, they are investing into private market assets previously outside the reach of the everyday individuals. This is, of course, as opposed to the public markets (such as publicly traded stocks, ETFs, etc.). Increasingly companies are not entering the public markets until later and later, if at all. The lifecycle of growth companies and assets is increasingly occurring in private markets. See this example(2).

(2) The above general expected growth trend is only to illustrate the general expectations of institutional investors when making their investment analyses and does not reflect actual or expected growth of investments made with our Sponsored Programs. All company names, logos and brands are property of their respective owners. All company, product and service names and logos used in this document are general examples used for informational purposes only. Use of these names, logos and brands does not imply endorsement.

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And much like trying to invest in Snowflake, Google, or Uber before they went public, access to private market (i.e., “early stage”) investments is restricted -- only available to those who go through a series of institutional channels controlled by intermediaries and gatekeepers, all of whom charge hefty tolls in the form of performance fees, sales commissions, and other transaction costs.

In fact, unless you happen to be old enough to have a pension, most investors simply do not have any feasible way to access private markets and as a result are limited to investing exclusively in publicly traded stocks.

This matters because we believe that a more diversified portfolio generally results in a better risk-adjusted return. Moreover, when they invest in a company (or real estate asset) once it is in the public markets, they are far more often than not paying a higher price, i.e., a premium, vs. those who have the ability to buy into the asset while it is still private.

This idea of both disrupting and reinventing the “private equity value chain” lies at the very heart of the Fundrise Platform.

Results of the Business

In our business today, the metrics that drive our success and direct our attention are those that most effectively describe our geometric growth. Of course, revenue and expense on a gross basis as well as by category are key; the mass adoption of our technology platform; and the performance of our advised investment vehicles is also clearly relevant. You can see those metrics within our “Results of Operations” section below. And while we are proud of the current year growth reflected by those metrics, we have always been and will continue to be focused on the long-term. We believe we are at the beginning of a multi-decade paradigm shift across many macroeconomic trends (the automation of investment management, the wealth accumulation of the millennial generation, increasing allocation to investment alternatives outside of stocks and bonds, and from pensions to self-managed investments) and feel poised to ride an expected tidal wave of change for years to come. We are constantly evaluating our current products and the competitive landscape to ensure we position ourselves in front of that change as opposed to chasing it.

The signal has become clear enough that many in the private investment industry are now starting to pitch the idea(s) of “perpetual capital” and access for retail investors. But the problem is that that is only part of the solution. We believe they’re missing the software-driven flywheel necessary to successfully re-orient their business. You can’t execute the strategy of tomorrow with yesterday’s way of doing business.

For example, the way many asset managers talk about the key growth metric of “perpetual” capital (to describe a portion of their investment vehicles which are not constituted of time bound commitments of capital) is directionally accurate but lacks context for significant differences in the underlying distribution model, and therefore growth potential. Clearly, the market recognizes that recurring fee, perpetual capital vehicles for retail investors are more valuable than vintage, term-defined funds made up of institutional, bespoke-needs capital. We agree on “the what.” However, we believe the fundamental key to growth is in “the how” - and that the old school, manual, and intermediated distribution is inferior to an integrated technology platform, and that despite the industry’s pivot towards the right type of capital, they will not dominate the next paradigm of the industry because they are not built to be technology companies. They have held on too tightly and for too long to yesterday’s model – trapped by a classic innovator’s dilemma. To be sure, some of our competitors may pivot in time, or have the resources to acquire a machine that will allow them to compete, but we believe that the paradigm shifts we’ve discussed make it certain that as the next generation comes of age the majority of market share currently held by old line asset managers is up for grabs and, with our technology and substantial lead, we expect can be ours for the taking.

The combination of macro trends referenced above, our company specific strategies, and where we are in our growth trajectory means that the metrics we track and emphasize within our business will evolve as we grow and the macro trends unfold. The majority of our growth today comes from existing customers increasing their investment size as their investable assets grow and we prove our ability to deliver attractive, uncorrelated returns. With a young investor base and perpetual capital, we believe we have decades to grow with our customers. With this multi-decade opportunity in mind, we focus on optimizing our profit potential over a long-term investor relationship as opposed to a more transactional approach. And so, with respect to metrics not demonstrated by financial results, the portion of our customers who are committed to our product offerings through a direct relationship with us over a long-term basis is the result we are now most focused on maintaining and continually improving.

Our success today is most accurately managed, and therefore measured, by metrics that relate to our customer level economics and broader strategic differentiation. Some of these metrics include the percentage of our assets under management ("AUM") that is perpetual, the percentage of our active users with whom we have a direct relationship, and the percentage of our active users with whom we have a recurring monthly investment, among other time-tried technology business metrics such as active investors in our Sponsored Programs, new investor growth, AUM growth from existing investors, and retention at both the investor and AUM level. As our business matures, our success will continue to be measured by these metrics, in addition to a heavier weighting towards more traditional, enterprise-level metrics like growth in top line revenue, gross margin expansion, EBITDA, free cash flow, and operating leverage.

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Rise Timeline of Innovation and Growth

FUNDRISE

TIMELINE OF
Innovation & Growth

2011 Filed a **provisional patent application** for Systems and Methods for Online Securitization of Illiquid Assets.

2012 Sponsored the first ever online real estate offering under Regulation A of the Securities Act for a property at 1351 H Street NE, in Washington, D.C. To our knowledge**, we invented online real estate investing.**

2014 Renren Inc. led our Series A convertible preferred stock financing round and raised $24.7 million. Launched Notes Program **allowing investors to deploy capital targeting returns tied to select real estate assets** through a simplified online investment process.

2015 Sponsored the **first ever online real estate investment trust** available to anyone in the U.S. (an "eREIT"T M), called Fundrise Real Estate Investment Trust, LLC.

2016 Surpassed 100,000 users on the Fundrise Platform and $100 million in AUM in the Sponsored Programs

2017 Surpassed $200 million in AUM in the Sponsored Programs

2018 Surpassed 50,000 active investor accounts and 250,000 users on the Fundrise Platform. Surpassed $500 million in AUM in the Sponsored Programs.

2019 Launched the **Fundrise iOS mobile** application.

2020 Launched the **Fundrise Android mobile** application.

2021 Launched our **Flagship Fund**. Secured a **$300 million credit facility** from Goldman Sachs. Lowered the investment minimum to $10, our **lowest minimum investment ever**. Surpassed 1 million users on the Fundrise Platform. Surpassed $2.0 billion in AUM. Raised over a $100 million dollars in single month. Surpassed 200,000 active investor accounts on the Fundrise Platform.

2022 Surpassed $2.5 billion in AUM in the Sponsored Programs. Successfully completed the Income eREIT merger into the Fundrise Income Interval Fund. Surpassed 300,000 active investor accounts and 1.5 million users on the Fundrise Platform.

SYSTEMS AND METHODS FOR ONLINE SECURITIZATION OF ILLIQUID ASSETS
Provisional Patent
FILED
For Sale
1351 H Street NE
100K USERS
$100M AUM
$200M AUM
250K USERS
50K ACTIVE INVESTORS
FUNDRISE
200K ACTIVE INVESTORS
1M USERS
$1.5B AUM
$2B AUM
300K ACTIVE INVESTORS
1.5M USERS
$2.5B AUM

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As of June 30, 2022, we have yet to generate any profits from our operations and are incurring net losses, and do not expect to generate any profits while we continue to build the business and invest in big ideas and new innovation.

Rise Companies - Tomorrow and the Metrics That Matter

Our optimism about the Company, our continued evolution, and our future success in executing on our mission is rooted in over a decade’s long history of innovative ideas, exceptional engineering talent, patience for and focus on long-term growth rather than short-term results, and a commitment to the mission and our customer, the individual. While our current year growth is an achievement we are incredibly proud of, it masks an underlying concept we’ve been passionate about at Rise since the beginning: non-linear growth. It is a common misconception that the growth of companies, when observed over long periods of time, is – or even should be – clear and steady. In actuality, we believe nearly all massively successful businesses in today’s environment have experienced punctuated periods of non-linear growth unlocked through true product or market innovations. This phenomenon has certainly held true in Rise’s over ten-year history, as we have always seen a small number of critical initiatives lead to outsized growth and allowed us to reach milestones that seemed previously unattainable.

It’s important to remember that while Rise is a technology company focused on finance, our performance reflects aspects of investment management, real estate asset management, and software as a service businesses. As a result, our performance and potential are not fully captured by metrics used by the companies operating in those industries today, given the generally outdated approach taken by businesses in those industries. We believe that, as our business scales, while our growth may increase in absolute terms, our individual performance metrics on a standalone basis may not reflect our total performance or may require looking at new metrics that reflect the evolution of our business model. In short, we believe the metrics that matter the most to us in operating our business and creating new value for our customers, and therefore in creating an effective measurement of our success, will continue to evolve. Accordingly, it may be insufficient to rely solely on any single performance metric as a measurement of our success.

Outlook and Recent Trends

We are encouraged by both the performance of the managed real estate assets held by our Sponsored Programs (as defined within the Other Details, Corporate Structure section) and by our own ability to navigate and continue to grow throughout the economic upheaval and public health crisis brought on by the COVID-19 pandemic that has continued to cause many businesses to radically shift their operations during a majority of 2020, 2021 and through June 30, 2022, now coupled with a period of heightened economic uncertainty due to inflation that is not transitory in nature, supply chain problems initially brought on by pandemic disruptions and exacerbated by the Russian invasion of Ukraine, and other factors.

We have regained our pre-pandemic growth momentum, achieving a 27% growth in Fundrise Platform’s AUM for the semi-annual period ending June 30, 2022. It has been our belief that as the broader demographic tailwinds create a new generation full of millions and millions of new investors, the platform that was able to provide consistently strong performance with the best overall experience would be well-positioned to succeed. According to the Deloitte Center for Financial Services, the vast majority of new wealth creation in the United States will come from Generation X and Millennials, who will increase from approximately 28% in 2020 to 47% in 2030 of all wealth in the United States. Fundrise is well positioned to become the go-to platform for the rising generations to invest in the real estate industry and other alternative asset classes, and to leverage data and technology in its efforts to empower and center the individual as the key stakeholder in the financial services markets.

Since the start of 2022, we have continued to build on our products and improve the overall platform, most notably:

•

The Sponsored Programs (defined below) generated consistently strong returns for investors in our Sponsored Programs during the first half of the year. Based on our long-term focus and strategy, Fundrise delivered our strongest ever total performance in 2021, generating an average net return for investors in our Sponsored Programs of 22.99%. As the public markets faltered in 2022, the average net return for our investors was a resilient 5.52% and the Sponsored Programs achieved their best relative performance ever, beating the S&P 500 on an absolute basis by nearly 25% (see “H1 2022 returns of client accounts vs. public REITs and public stocks”, below).

•	We streamlined the investor experience by merging six of the Income eREITs into the new Income Interval Fund, which is our second real estate fund registered under the Investment Company Act (“40 Act Fund”). As of June 30, 2022, $1.67 billion of our total $3.1 billion AUM in the Sponsored Programs, or approximately 54%, is in a 40 Act Fund. We believe this shift to the 40 Act Fund structure will benefit investors in our Sponsored Programs with increased efficiency and diversification due to their larger overall scale, which will allow raising and deploying into strong income return focused assets, with the aim of further driving down fund-level operating costs, ultimately resulting in stronger potential returns for such investors.

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•	The Sponsored Programs secured additional credit facilities on their portfolio of real estate assets for a total committed value of $715 million with major financial institutions including Goldman Sachs Bank (NYSE: GS), Metlife (NYSE: MET), KeyBank (NYSE: KEY), Regions Financial Corp (NYSE: RF), Citizens Financial Group (NYSE: CFG), and US Bank (NYSE: USB).

•	We have built up the single-family rental home operating platform and portfolio held by certain of the Sponsored Programs to a total of more than $1 billion of real estate under management, consisting of approximately 3,200 homes across over 70 communities. Our goal is to create a portfolio of homes that can achieve operating economies of scale, generating consistent income, while at the same time positioning the Sponsored Programs to capture what we believe will be outsized price appreciation thanks to the confluence of demographic factors driving demand for affordably-priced rental homes.

•	We completed the full deployment of our real estate operating platform where we took on the work from former partners, which allows us to use “software-first” solutions to manage deal origination and investment data capture and a systems-based approach to asset management and operations (the “Real Estate Operating Platform”). We believe this will better serve investors in our Sponsored Programs with lower, less complex, more transparent fees earned by fewer, incentive-aligned, scalable, and sustainable parties without the potential bias or associated marginal costs. Most importantly we are not charging carried interest or a promote (generally 20% of the profits in the distribution waterfall to be paid to other sponsors). We believe this aligns our incentives to create better outcomes for individuals as we don’t have a disproportionately large share in the upside (a consideration that often leads to short-term thinking and profit motivations).

•	In July, we launched the Fundrise Innovation Fund, a first-of-its kind, $1B perpetual growth equity fund aimed at democratizing access to investments in top private technology companies.

H1 2022 returns of client accounts vs. public REITs and public stocks

	Fundrise(1) (all clients)	Public REITs(2) (all U.S. REITs)	Public Stocks(3) (S&P 500)
Dividends (income return)	1.22%	1.37%	0.62%
Appreciation (price return)	4.31%	-20.68%	-20.58%
Total Return	5.52%	-19.31%	-19.96%

(1)	Figures represent the weighted average aggregate performance of all Fundrise Advisors (defined below) client accounts during the period indicated, including any shares acquired as a result of the reinvestment of dividends, and net of a 0.15% advisory fee, if applicable. Commissions are not considered since clients of Fundrise Advisors are not charged trading commissions or any other transaction-based fees. Returns were calculated using the Modified Dietz method. This information is presented for informational purposes only. Past performance is not indicative of future results, and any investment carries with it the risk of loss.

(2)	Specifically, the National Association of Real Estate Investment Trusts (NAREIT) All US REITs index total return, which includes both dividends and capital gains / losses, for the period indicated. This index covers all publicly listed US REITs and is designed to present investors with a comprehensive family of REIT performance indexes that spans the commercial real estate space across the US economy, with exposure to all investment and property sectors. As an index, the FTSE NAREIT All REITs index is inherently not investable, and is presented for informational purposes only.

(3)	Specifically, the S&P 500 index total return, which includes both dividends and capital gains / losses, for the period indicated. The index includes 500 leading companies and covers approximately 80% of available market capitalization of US publicly listed stocks. As an index, the S&P 500 is inherently not investable, and is presented for informational purposes only.

Looking back since the start of the COVID-19 pandemic and continuing now in a period of heightened economic uncertainty due to inflation that is not transitory in nature, supply chain problems initially brought on by pandemic disruptions and exacerbated by the Russian invasion of Ukraine, and other factors, we believe the combination of the right assets (multifamily residential, single-family rental, and last-mile industrial), owned at reasonable basis (often at or below replacement cost), in the right markets (currently in the Sunbelt), and at relatively conservative leverage (generally less than 50% LTV at a portfolio level) all work together to create what we believe is a remarkably stable foundation (or fortress) able to weather a potentially severe economic storm.

While success is never guaranteed, we believe we continue to be on track to build a world class data and technology-enabled alternative asset investment platform.

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Results of Operations

For the six months ended June 30, 2022 and 2021, our results of operations are as follows:

Results	2022 (in thousands)	2021 (in thousands)	% Change	Explanation
Operating Revenue
Origination and acquisition fees	$9,700	$7,763	25%	The increase was caused by a successful transition from an opportunistic to programmatic real-estate acquisition strategy which has allowed us to consistently deploy larger and larger amounts of capital. The increase is not as dramatic as in prior periods due to a more conservative acquisition strategy given the market slowdown.
Investment management fees	12,862	6,164	109%	The increase was caused by period-over-period growth in AUM on the Fundrise Platform as our fee structure remained unchanged.
Real estate platform fees	7,716	-	N/A	This increase is due to the launch of our Real Estate Operating Platform resulting in the assessment of real estate-related fees that were previously outsourced to third-party real estate companies. Refer to Outlook and Recent Trends and Note 2, Summary of Significant Accounting Policies – Real Estate Fees for more details.
Other operating revenue	1,701	1,184	44%	The increase was primarily caused by the gain associated with the deconsolidation of the Income Real Estate Fund and expenses recouped from the Flagship Fund pursuant to certain expense limitation agreements.
Total operating revenue	$31,979	$15,111	112%

Operating Expenses
Marketing	Marketing expenses consist primarily of the costs associated with engaging and enrolling investors in the Sponsored Programs, including costs attributable to marketing and selling our products. This includes costs of building general brand awareness, and salaries and benefits expenses related to our marketing team.
	$24,192	$22,552	7%	The relative consistency was due to a planned pull-back of our marketing spend due to the current market.
Origination and servicing	Origination and servicing expenses consist of costs attributable to activities that most directly relate to the origination and servicing of real estate investments for real estate operators that are borrowers from, or joint-venture partners with, the Sponsored Programs, in addition to the salaries and benefits expense of our real estate team.
	$4,886	$2,376	106%	The increase was primarily due to an increase in headcount year-over-year in our real estate team and increased asset origination of real estate investments.
Engineering and product development	Engineering and product development expenses consist primarily of salaries and benefits for our software engineering and product management teams that are not capitalized as internal-use software. These teams work on the development and maintenance of the Fundrise Platform.
	$6,314	$3,188	98%

The increase was driven by an increase in headcount period-over-period in our software engineering and product management teams.

We capitalized approximately $5,222,000 and $2,289,000 for the six months ended June 30, 2022 and 2021, respectively, in software development costs.

General, administrative and other	General, administrative and other expenses consist primarily of office expenses, professional fees, depreciation and amortization expense, and other expenses which primarily consists of salaries and benefits for our accounting, legal, and operations teams, expenses related to the start-up and administration of the Flagship Fund and Income Interval Fund, and other miscellaneous expenses.
Office expenses	$2,266	$1,216	86%	This increase was primarily due to software subscription expenses used to maintain and improve operations.
Professional fees	2,820	1,719	64%	The increase was largely due to additional professional fees related to new product initiatives and advice on regulatory matters.
Depreciation and amortization	2,024	903	124%	This increase was largely due to an increase in the amortization of completed capitalized software development costs.
Other general and administrative	11,379	5,900	93%	The increase was primarily due to an increase in headcount in our accounting, legal, and operations teams period-over-period and administration costs of the Income Interval Fund and Innovation Fund prior to launch of the Sponsored Programs in the current year.
Total operating expenses	$53,881	$37,854	42%

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Key Factors Impacting Our Current Year Performance

Our historical growth rates in facilitating investments through the Fundrise Platform reflect a deliberate strategy that has allowed us to build and develop the various enterprise functions needed to meet the changing demands of our customers and to support our scale, including operations, risk controls, customer support, compliance and technology. Demand from real estate operators, investors, and the modern financial industry will continue to inform our business and investment product decisions, but we have so far failed to see value for investors in our Sponsored Programs in compromising our long-term focus to pursue short-term measures that we believe would result in investment performance below our standards. Given this approach and the dynamic path of our experienced and expected future growth, we have focused this year on a number of important developments within our business that we believe reflect the key factors impacting our performance in 2022. Refer to the Results of the Business section above for a description of these key factors.

Key Factors We Expect to Impact Our Future Performance

Investment in Long-Term Growth

The core elements of our growth strategy include enrolling new investors in our Sponsored Programs, broadening our investment acquisition capabilities, enhancing our technology infrastructure, expanding our product and feature offerings, and extending customer lifetime value. We plan to continue to invest significant resources to accomplish these goals, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly our marketing, engineering and product development, and origination and servicing expenses. These investments are intended to contribute to our long-term growth, but they may continue to affect our near-term profitability.

Sources of Capital

Investors provide the equity capital into the Sponsored Programs through the use of the Fundrise Platform. Our model is built specifically to leverage the economies of scale created by the internet to cut fees, while also lowering execution costs and reducing both time and manual resources. Our end-to-end integrated platform transforms the real estate origination, underwriting, operations, investment processing, and servicing, replacing expensive sales and management teams with online applications, implementing data driven decision making, and automating transactions through payment processing and APIs (application programming interfaces).

Sources of Operating Revenues and Cash Flows

We generate revenues from origination and acquisition fees, investment management fees, and real estate platform fees. See Note 2, Summary of Significant Accounting Policies - Revenue Recognition in the financial statements for further detail.

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Liquidity and Capital Resources

Since inception through June 30, 2022, we have financed our operations primarily through the issuance of equity securities. As of June 30, 2022 and December 31, 2021, respectively, we had cash and cash equivalents of approximately $37.4 million and $27.4 million.

We believe that our current capital position, together with additional funds we may raise in our Offering described below under Offering Results, is sufficient to meet our current liquidity needs for at least the next 12 months, however, there can be no assurance that our current capital position will meet our liquidity needs for that period.

As of June 30, 2022 and December 31, 2021, respectively, we do not have any material commitments for capital expenditures; nor did we enter into any in the interim period between June 30, 2022 and the time of this filing.

Fundrise LP – Sidecar Investment Fund

As part of the 2014 Series A Preferred financing round, we raised a $10 million sidecar private fund called Fundrise LP, which was formed to support assets originated and facilitated by the Fundrise Platform and to support our overall growth.

Corporate Debt

As of June 30, 2022 and December 31, 2021, we had corporate debt payable of approximately $2.7 million and $2.8 million, respectively. In April 2020, we entered into a loan agreement with Citizens Bank as the lender (the “Lender”), pursuant to which the Lender provided a loan (the “PPP Loan”) under the Paycheck Protection Program offered by the U.S. Small Business Administration (the “SBA”) in the principal amount of $2,793,800 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”). We received the full loan amount on April 27, 2020.

As explained more fully in Note 10, Loans Payable – PPP Loans Payable, according to the terms of the Paycheck Protection Program, the subsequent passing of the Paycheck Protection Program Flexibility Act (the “PPPFA Act”), and current guidance from the SBA and U.S. Department of Treasury, all or a portion of loans under the program may be forgiven if certain conditions are met. In July 2021 we applied for such forgiveness. The PPP Loan matured on April 19, 2022. As of September 22, 2022, the Company’s PPP loan forgiveness application is currently under review by the SBA. A timeline for SBA’s continued review has not yet been set; accordingly, the Company is uncertain as to when SBA will complete its review, or when SBA will render a final agency decision regarding the timing, amount, and determination of forgiveness.

Other Details

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest Offering Circular filed with the SEC on August 16, 2022, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Legal Proceedings

As of the date of the consolidated financial statements, we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

Offering Results

As of June 30, 2022, we are offering up to $75.0 million in shares of our Class B Common Stock in any rolling twelve-month period under Regulation A (the “Offering”). The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2022 and December 31, 2021, we had raised total gross offering proceeds of approximately $155.6 million and $114.4 million, respectively, from settled subscriptions.

As of June 30, 2022, we sold 17,777,480 shares of our Class B Common Stock at varying prices as set forth below. This does not include 611,887 shares that have been sold in a private placement pursuant to Rule 506(c) of Regulation D at $11.44 for proceeds of $7.0 million in 2021.

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Offering Results

Effective Date of Price per Share	Price Per Share	Number of Class B Common Shares Sold	Offering Proceeds
January 31, 2017	$5.00	2,884,129	$14,420,645
July 28, 2017	5.50	699,880	3,849,340
January 27, 2018	6.00	649,781	3,898,686
May 22, 2018	6.30	240,589	1,515,711
July 23, 2018	6.60	522,878	3,450,995
October 19, 2018	6.90	814,870	5,622,603
January 31, 2019	7.30	1,073,630	7,837,499
May 3, 2019	7.67	457,748	3,510,927
July 26, 2019	8.05	1,029,649	8,288,674
October 18, 2019	8.45	864,499	7,305,017
January 21, 2020	8.87	814,948	7,228,589
July 17, 2020	9.09	1,738,062	15,798,984
February 17, 2021	9.54	1,557,297	14,856,613
April 28, 2021	10.90	492,080	5,363,672
August 16, 2021	11.44	1,002,310	11,466,426
January 24, 2022	13.08	1,495,850	19,565,718
March 7, 2022	15.00	1,167,935	17,519,025
June 3, 2022	15.15	271,345	4,110,877
Totals	—	17,777,480	$155,610,001

Shares are currently offered and are sold on a continuous basis only to existing investors in the Sponsored Programs. The funds received from the issuance of our Class B Common Stock are a primary source of capital for our operating expenditures.

Off-Balance Sheet Arrangements

As of June 30, 2022 and December 31, 2021, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 15, Related Party Transactions, in our financial statements.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe the following accounting estimate is the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Intangible Assets – Internal-Use Software

Internal-use software is capitalized into an intangible asset when preliminary development efforts are successfully completed; it is probable that the project will be completed; and that the software will be used as intended. Capitalized costs for internal-use software primarily consist of payroll-related costs for employees who are directly involved in the development efforts of a specific piece or pieces of software. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized. Capitalized costs of platform and other software applications are included in intangible assets. These costs are amortized over the estimated useful life of the software, generally four years, on a straight-line basis.

12

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASUs”) that may have an impact on our financial statements. See Note 2, Summary of Significant Accounting Policies – Recent Accounting Pronouncements, in our consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Corporate Structure

We operate through the following significant consolidated subsidiaries, with the following activities:

•	Fundrise, LLC (“Fundrise”), a wholly-owned subsidiary of Rise Companies, owns and operates the Fundrise Platform that allows investors in our Sponsored Programs to become equity or debt holders in alternative investment opportunities.

•	Fundrise Advisors, LLC (“Fundrise Advisors”), a wholly-owned subsidiary of Rise Companies, is a registered investment advisor with the SEC that acts as the non-member manager for the real estate investment trust programs and the real estate investment fund programs sponsored by the Company and offered for investment via the Fundrise Platform.

•	Fundrise, L.P. (“Fundrise LP”), is an affiliate of Rise Companies and was created with the intent to directly benefit the Company by driving its growth and profitability. Rise Companies owns approximately 2% of Fundrise LP and has the ability to direct its assets.

•	Fundrise Real Estate, LLC, a wholly-owned subsidiary of Rise Companies, is a real estate operating platform through which many of the real estate assets of our Sponsored Programs are managed.

•	Certain unlaunched investment programs that, as of June 30, 2022, are not yet being offered to investors.

The Company has sponsored the following investment programs as of June 30, 2022:

•	Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Growth eREIT II, LLC, Fundrise Growth eREIT III, LLC, Fundrise Development eREIT, LLC, Fundrise Growth eREIT VI, LLC, Fundrise Growth VII, LLC, Fundrise Balanced eREIT, LLC and Fundrise Balanced eREIT II, LLC are the real estate investment trust programs (the “eREITs”) sponsored by the Company.

•	Fundrise eFund, LLC, (f/k/a Fundrise For-Sale Housing eFund – Los Angeles CA, LLC) is the real estate investment fund program (the “eFund”) sponsored by the Company. The Company previously sponsored two other eFunds, Fundrise For-Sale Housing eFund – Washington DC, LLC and Fundrise National For-Sale Housing eFund, LLC, both of which merged into the Fundrise eFund, LLC on November 30, 2020.

•	Fundrise Real Estate Interval Fund, LLC (“Flagship Fund”) is a Delaware limited liability company that is registered under the Investment Company Act, as a non-diversified, closed-end management investment company that is operated as an interval fund.

•	Fundrise Income Real Estate Fund, LLC (the “Income Interval Fund”) is a newly organized Delaware limited liability company, formed by the merging of Fundrise Real Estate Investment Trust, LLC, Fundrise Income eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Income eREIT 2019, LLC, Fundrise eREIT XIV, LLC, and Fundrise Income eREIT V, LLC, that is registered under the Investment Company Act, as a non-diversified, closed-end management investment company that is operated as an interval fund.

13

•	Fundrise Opportunity Fund, LP and Fundrise Opportunity Zone OP, LLC (collectively referred to as the “Opportunity Fund” and the “oFund”), make up a tax-advantaged real estate investment fund program offered under Regulation D (“Regulation D”) of the Securities Act of 1933, as amended (the “Securities Act”), that is offered through the Fundrise Platform.

The eREITs, eFund, oFund, Flagship Fund, and Income Interval Fund are referred to, individually or collectively as the context requires, as the “Sponsored Programs”.

Our office is located at 11 Dupont Circle NW, 9th Floor, Washington, D.C. 20036. Our telephone number is (202) 584-0550. Information regarding the Company is also available on our web site at www.fundrise.com.

As of September 22, 2022 we had 338 employees, the majority of whom work remotely.

Recent Developments

On July 25, 2022, the Company launched the Fundrise Growth Tech Fund, LLC, a registered Investment Company Act fund (“Innovation Fund”), that was sponsored by the Company and for which Fundrise Advisors acts as manager. The Company deconsolidated the Innovation Fund as of the date of the fund launch.

As of the date of this filing, we have more than 360,000 active investor accounts and more than 1,600,000 active users on the Fundrise Platform, and more than $3.3 billion in AUM in the Sponsored Programs.

Refer to Note 17, Subsequent Events, for more details on recent developments.

Item 2: Other Information

None.

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Item 3: Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF RISE COMPANIES CORP. (UNAUDITED)

RISE COMPANIES CORP.

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	June 30, 2022 (Unaudited)	December 31, 2021 (*)
ASSETS
Current assets:
Cash and cash equivalents	$37,358	$27,403
Restricted cash	167	32
Receivables from Sponsored Programs	10,533	4,423
Other current assets	3,858	1,993
Total current assets	51,916	33,851
Investments in Sponsored Programs	2,772	2,658
Property and equipment, net	2,063	1,703
Intangible assets, net	16,798	13,439
Operating lease assets	4,263	-
Other assets	1,070	1,046
Total assets	$78,882	$52,697

LIABILITIES
Current liabilities:
Accounts payable	$1,910	$2,600
Accrued expenses	3,745	1,394
Due to stockholders	243	290
Loans payable, current	2,690	2,794
Operating lease liabilities, current	962	-
Other current liabilities	2,570	822
Total current liabilities	12,120	7,900
Operating lease liabilities, non-current	5,651	-
Other liabilities	244	2,679
Total liabilities	18,015	10,579

Commitments and contingencies (Note 16)

STOCKHOLDERS’ EQUITY
Series A convertible preferred stock, $0.0001 par value; 15,000,000 shares authorized; 11,865,046 shares issued and outstanding; with an aggregate liquidation preference of $25,951	1	1
Class A common stock, $0.0001 par value; 43,000,000 shares authorized; 2,888,859 shares issued and 2,455,894 shares outstanding	-	-
Class B common stock, $0.0001 par value; 38,000,000 shares authorized, 18,389,367 shares issued and 17,892,379 outstanding, 20,000,000 authorized, 15,454,237 shares issued and 15,008,588 outstanding, respectively	1	1
Class F common stock, $0.0001 par value; 10,000,000 shares authorized; 10,000,000 shares issued and 10,000,000 shares outstanding	1	1
Class M common stock, $0.0001 par value; 0 shares authorized, 0 shares issued and 0 shares outstanding, 18,000,000 shares authorized, 0 shares issued and 0 shares outstanding, respectively	-	-
Additional paid-in capital	187,245	146,541
Accumulated deficit	(136,350)	(114,457)
Total stockholders’ equity before non-controlling interests	50,898	32,087

Non-controlling interests in consolidated entity	9,969	10,031
Total stockholders’ equity	60,867	42,118
Total liabilities and stockholders’ equity	$78,882	$52,697

*	Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

RISE COMPANIES CORP.

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	Six Months Ended	Six Months Ended
	June 30, 2022 (Unaudited)	June 30, 2021 (Unaudited)
Operating revenue
Origination and acquisition fees	$9,700	$7,763
Investment management fees, net	12,862	6,164
Real estate platform fees	7,716	-
Other operating revenue	1,701	1,184
Total operating revenue	31,979	15,111

Operating expenses
Marketing	24,192	22,552
Origination and servicing	4,886	2,376
Engineering and product development	6,314	3,188
General, administrative and other	18,489	9,738
Total operating expenses	53,881	37,854

Net operating income (loss)	(21,902)	(22,743)

Other income (loss)
Equity in earnings (losses)	79	66
	79	66

Net income (loss)	(21,823)	(22,677)

Net income attributable to non-controlling interests	70	53
Net income (loss) attributable to Rise Companies Corp.	$(21,893)	$(22,730)

Net earnings (loss) per share attributable to common stockholders:
Basic and diluted earnings (loss) per share*	$(0.76)	$(0.92)
Weighted average shares of common stock - Basic and diluted	28,783,317	24,830,290

* Basic and diluted earnings (loss) per share amounts pertain to each class of common stock.

The accompanying notes are an integral part of these consolidated financial statements.

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

RISE COMPANIES CORP.

Consolidated Statements of Changes in Stockholders’ Equity and Non-Controlling Interest

(Unaudited)

(Amounts in thousands, except share data)

	Preferred Stock Class A		Common Stock Class A		Common Stock Class F		Common Stock Class M		Common Stock Class B		Additional Paid-In	Accumulated	Non- Controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Interests	Equity
Balance at December 31, 2021	11,865,046	$1	2,455,894	$-	10,000,000	$1	-	$-	15,008,588	$1	$146,541	$(114,457)	$10,031	$42,118
Issuance of Class B Common Stock	-	-	-	-	-	-	-	-	2,935,130	-	41,195	-	-	41,195
Redemption of Class B Common Stock	-	-	-	-	-	-	-	-	(51,339)	-	(389)	-	-	(389)
Offering costs for Class B Common Stock	-	-	-	-	-	-	-	-	-	-	(102)	-	-	(102)
Distribution of Member’s Equity of NCI	-	-	-	-	-	-	-	-	-	-	-	-	(132)	(132)
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(21,893)	70	(21,823)
Balance at June 30, 2022	11,865,046	$1	2,455,894	$-	10,000,000	$1	-	$-	17,892,379	$1	$187,245	$(136,350)	$9,969	$60,867

	Preferred Stock Class A		Common Stock Class A		Common Stock Class F		Common Stock Class M		Common Stock Class B		Additional Paid-In	Accumulated	Non- Controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Interests	Equity
Balance at December 31, 2020	11,865,046	$1	2,454,394	$-	10,000,000	$1	-	$-	11,481,550	$1	$109,010	$(75,654)	$10,040	$43,399
Stock-based compensation	-	-	-	-	-	-	-	-		-	1	-	-	1
Issuance of Class B Common Stock	-	-	-	-	-	-	-	-	2,049,377	-	20,220	-	-	20,220
Redemption of Class B Common Stock	-	-	-	-	-	-	-	-	(72,078)	-	(560)	-	-	(560)
Offering costs for Class B Common Stock	-	-	-	-	-	-	-	-	-	-	(69)	-	-	(69)
Distribution of Member’s Equity of NCI	-	-	-	-	-	-	-	-	-	-	-	-	(91)	(91)
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(22,730)	53	(22,677)
Balance at June 30, 2021	11,865,046	$1	2,454,394	$-	10,000,000	$1	-	$-	13,458,849	$1	$128,602	$(98,384)	$10,002	$40,223

The accompanying notes are an integral part of these consolidated financial statements.

RISE COMPANIES CORP.

Consolidated Statements of Cash Flows

(Amounts in thousands)

	June 30, 2022 (Unaudited)	June 30, 2021 (Unaudited)
Cash flows from operating activities
Net income (loss)	$(21,823)	$(22,677)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Stock-based compensation	-	1
Depreciation and amortization	2,024	903
(Earnings) from equity method investees	(79)	(66)
Return on capital from Sponsored Programs	69	44
Loss on disposition of assets	19	-
Change in assets and liabilities:
Net (increase) decrease in other assets	(1,905)	(390)
Net increase (decrease) in accounts payable and other liabilities	1,233	3,473
Net (increase) decrease in receivables from Sponsored Programs	(6,110)	(868)
Net (increase) decrease in notes receivable from Sponsored Programs	-	1,050
Net (increase) decrease in interest receivable	-	2,328
Net increase (decrease) in PIK interest payable	-	(1,845)
Net cash provided by (used in) operating activities	(26,572)	(18,047)
Cash flows from investing activities
Additions to intangible assets	(5,209)	(2,298)
Purchases of property and equipment, net	(553)	(138)
Principal payments from real estate debt investments	-	6,000
Distributions of capital from Sponsored Programs	12	18
Investments in Sponsored Programs	(100)	(135)
Net cash provided by (used in) investing activities	(5,850)	3,447
Cash flows from financing activities
Distribution of Member’s Equity of NCI	(132)	(91)
Proceeds from the issuance of Class B Common Stock, net of offering costs	41,093	20,151
Redemptions of Class B Common Stock	(436)	(780)
Principal payments on notes payable	-	(6,000)
Loan payable	(104)	(1,050)
Proceeds from settling subscriptions	2,091	-
Net cash provided by (used in) financing activities	42,512	12,230
Net increase (decrease) in cash and cash equivalents	10,090	(2,370)
Cash, restricted cash and cash equivalents, beginning of period	27,435	30,891
Cash, restricted cash and cash equivalents, end of period	$37,525	$28,521

Supplemental disclosures of cash flow information:
Cash paid for interest	$53	$-

The accompanying notes are an integral part of these consolidated financial statements.

Rise Companies Corp.

Notes to Consolidated Financial Statements (unaudited)

1.	Formation and Organization

Rise Companies Corp. (“Rise”, “Rise Companies”, “we”, “our”, the “Company”, and “us”) is a financial technology company, that owns and operates a leading web-based and mobile application direct investment platform, located at www.fundrise.com (the “Fundrise Platform”).

We operate through the following significant consolidated subsidiaries, with the following activities:

•	Fundrise, LLC (“Fundrise”), a wholly-owned subsidiary of Rise Companies, owns and operates the Fundrise Platform that allows investors in our Sponsored Programs to become equity or debt holders in alternative investment opportunities.

•	Fundrise Advisors, LLC (“Fundrise Advisors”), a wholly-owned subsidiary of Rise Companies, is a registered investment advisor with the SEC that acts as the non-member manager for the real estate investment trust programs and the real estate investment fund programs sponsored by the Company and offered for investment via the Fundrise Platform.

•	Fundrise, L.P. (“Fundrise LP”), is an affiliate of Rise Companies and was created with the intent to directly benefit the Company by driving its growth and profitability. Rise Companies owns approximately 2% of Fundrise LP and has the ability to direct its assets.

•	Fundrise Real Estate, LLC, a wholly-owned subsidiary of Rise Companies, is a real estate operating platform through which many of the real estate assets of our Sponsored Programs are managed.

•	Certain unlaunched investment programs that, as of June 30, 2022, are not yet being offered to investors.

The Company has sponsored the following investment programs as of June 30, 2022:

•	Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Growth eREIT II, LLC, Fundrise Growth eREIT III, LLC, Fundrise Development eREIT, LLC, Fundrise Growth eREIT VI, LLC, Fundrise Growth VII, LLC, Fundrise Balanced eREIT, LLC and Fundrise Balanced eREIT II, LLC are the real estate investment trust programs (the “eREITs”) sponsored by the Company.

•	Fundrise eFund, LLC, (f/k/a Fundrise For-Sale Housing eFund – Los Angeles CA, LLC) is the real estate investment fund program (the “eFund”) sponsored by the Company. The Company previously sponsored two other eFunds, Fundrise For-Sale Housing eFund – Washington DC, LLC and Fundrise National For-Sale Housing eFund, LLC, both of which merged into the Fundrise eFund, LLC on November 30, 2020.

•	Fundrise Real Estate Interval Fund, LLC (“Flagship Fund”) is a Delaware limited liability company that is registered under the Investment Company Act, as a non-diversified, closed-end management investment company that is operated as an interval fund.

•	Fundrise Income Real Estate Fund, LLC (the “Income Interval Fund”) is a newly organized Delaware limited liability company, formed by the merging of Fundrise Real Estate Investment Trust, LLC, Fundrise Income eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Income eREIT 2019, LLC, Fundrise eREIT XIV, LLC, and Fundrise Income eREIT V, LLC, that is registered under the Investment Company Act, as a non-diversified, closed-end management investment company that is operated as an interval fund.

•	Fundrise Opportunity Fund, LP and Fundrise Opportunity Zone OP, LLC (collectively referred to as the “Opportunity Fund” and the “oFund”), make up a tax-advantaged real estate investment fund program offered under Regulation D (“Regulation D”) of the Securities Act of 1933, as amended (the “Securities Act”), that is offered through the Fundrise Platform.

The eREITs, eFund, oFund, Flagship Fund, and Income Interval Fund are referred to, individually or collectively as the context requires, as the “Sponsored Programs.”

2.             Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1- SA and Rule 8-03 of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

All adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2021 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2021 audited consolidated financial statements filed on Form 1-K. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s Form 1-K, which was filed with the SEC. The consolidated financial statements as of June 30, 2022 and for the six months ended June 30, 2022 and June 30, 2021, respectively, and certain related disclosures are unaudited and have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Principles of Consolidation

The Company consolidates entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. All intercompany balances and transactions have been eliminated in consolidation.

The Company consolidates Fundrise LP, and other wholly-owned entities as it was determined that Rise, together with its subsidiaries, is the primary beneficiary.

Estimates

The preparation of our consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Segment Reporting

The Company operates and manages its business as one reportable and operating segment, which has been identified based on how the chief operating decision maker manages the business, makes operating decisions, and evaluates operating performance.

Investments in Sponsored Programs

The Company records its investments in the launched Sponsored Programs using the equity method of accounting as it was determined that the Company has the ability to exercise significant influence, but does not have a controlling interest in the launched Sponsored Programs. Under the equity method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the Sponsored Programs as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. Additionally, the Company adjusts its investment for received dividends and distributions.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of amounts deposited into accounts related to health savings accounts for employees. These amounts can only be used as provided for qualified health expenses, and therefore are separately presented on our balance sheets.

Receivables from Sponsored Programs

Receivables from Sponsored Programs consists primarily of investment management fees and real estate fees due to us from the Sponsored Programs and investments of the Sponsored Programs which are paid to the Company on a quarterly or monthly basis, as applicable, from each Sponsored Program that it manages. These receivables are generally short term and settle within 30 days. We evaluate the collectability of the balances however the Company has not experienced a default. As a result, we do not have an expectation of credit losses related to these receivables.

Property and Equipment, net

Property and equipment consists of computer equipment, leasehold improvements, and furniture and fixtures, which are recorded at historical cost less accumulated depreciation.

Computer equipment and furniture and fixtures are depreciated on a straight-line basis over the asset’s estimated useful life, generally five to seven years. Maintenance and repairs are expensed as incurred. Major renewals and improvements that extend the useful lives of property and equipment are capitalized. Costs associated with construction projects are transferred to the leasehold improvement account upon project completion. Leasehold improvements are amortized over the shorter of the lease term (excluding renewal periods) or estimated useful life.

The Company evaluates potential impairments of its property and equipment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Intangible Assets, net

Intangible assets are assets that lack physical substance. Intangible assets with finite lives are amortized over their useful lives in a manner that best reflects their economic benefit, which may include straight-line or accelerated methods of amortization. Intangible assets with indefinite lives are not amortized. Since useful life cannot be determined, the Company evaluates these assets for impairment annually and on an interim basis as events and circumstances warrant when the carrying value of the asset may not be recovered. If the carrying value is not determined to be recoverable, the intangible asset will be reduced to fair value.

Substantially all our intangible assets relate to internal-use software, which is capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed, and that the software will be used as intended. Capitalized costs for internal-use software primarily consist of salaries and payroll-related costs for employees who are directly involved in the development efforts of a specific piece or pieces of software. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized.

Capitalized costs of platform and other software applications are included in intangible assets. These costs are amortized over the estimated useful life of the software, generally four years, on a straight-line basis. The amortization of costs related to the platform applications is included in other general and administrative on the consolidated statements of operations. See Note 9, Intangible Assets, Net, for more detail on internal-use software as of June 30, 2022 and December 31, 2021.

The Company evaluates the recoverability of its identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to (i) a significant decrease in the market price of an asset, (ii) a significant adverse change in the extent or manner in which an asset is used, or (iii) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. See Note 9, Intangible Assets, Net, for more detail on internal-use software as of June 30, 2022 and December 31, 2021.

Promotions Capitalization

The Company offers various one-time (non-recurring) promotions to investors in certain of our Sponsored Programs. The promotions are shares in the Flagship Fund that are deposited in the customer’s account. At the time the customer fulfills their obligation based on the promotion terms and places their investment, the Company is obligated to then deposit the promotional fee, in the form of shares of the Flagship Fund, into the customer’s account. We recognize the promotions as an asset in the same amount as the cost of the shares deposited in the account, which is included in Other assets.

The costs are related to advisory and asset management services provided to the investors in our Sponsored Programs over several years. The performance obligation is satisfied over time as the Company provides these services to the customer. Therefore, the promotional costs are amortized over the time that the costs are expected to be recovered. If there is a significant change in the estimated timing, Management will update the amortization period to reflect such change.

Leases

Payments under our lease arrangement are fixed. Lease assets and liabilities are recognized at the present value of the future lease payments. The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate, because the interest rate implicit in our leases is not readily determinable. Our incremental borrowing rate is based on the information available at the date of initial application of ASC 842 and is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Our lease terms include an option to extend the lease, but it is uncertain if we will exercise that option as of June 30, 2022. We use the base, non-cancelable, lease term when determining the lease assets and liabilities.

Operating lease assets and liabilities are included on our Consolidated Balance Sheet. Lease expense is recognized on a straight-line basis over the lease term.

Settling Subscriptions

Settling subscriptions represent equity subscriptions for which funds have been received but shares of Class B Common Stock have not yet been issued. As of June 30, 2022, there are approximately $2.1 million of fundraising dollars received that have shares waiting to settle. Under the terms of the Offering Circular for our Class B Common Shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement. Settling subscriptions are included in Other current liabilities on the consolidated balance sheets.

Deferred Costs of Sponsored Programs

Certain offering and other deferred costs (“Deferred Costs”) of the Sponsored Programs are initially paid by Fundrise Advisors on behalf of each Sponsored Program. Pursuant to each of the Sponsored Programs’ operating agreements, in some cases amended and restated (the “Operating Agreements”), each of the Sponsored Programs is obligated to reimburse Fundrise Advisors, or its affiliates, as applicable, for Deferred Costs paid by them on behalf of such Sponsored Program.

Fundrise Advisors has determined that the eREITs, eFund, and Income Interval Fund will only reimburse Fundrise Advisors for the Deferred Costs subject to a minimum net asset value (“NAV”) per share of $10.00 (the “Hurdle Rate”). Once the NAV per share of an eREIT, eFund, or Income Interval Fund exceeds the Hurdle Rate, it will start to reimburse Fundrise Advisors, without interest, for these Deferred Costs, whether incurred before or after the date that the Hurdle Rate was reached, to the extent that such reimbursement does not cause NAV per share to drop below the Hurdle Rate as a result.

Deferred Costs for launched eREITs, the eFund, and the Income Interval Fund are included in Other current assets on the consolidated balance sheets. Deferred Costs for unlaunched Sponsored Programs are included in Other assets on the consolidated balance sheets.

Deferred Costs of the Flagship Fund and the Innovation Fund are not subject to the Hurdle Rate. Fundrise Advisers may seek recoupment from the Flagship Fund and the Innovation Fund of any contractual or voluntary fee waivers or expense reimbursements if recoupment by the Fundrise Advisers (a) occurs within thirty-six months after the date of the waiver/reimbursement and (b) does not cause the Flagship Fund’s or the Innovation Fund's operating expenses to exceed the lesser of the contractual expense limitation amount in effect at the time of the waiver/reimbursement or at the time of the recoupment. Certain organizational costs of the Flagship Fund were expensed by Fundrise Advisors in the consolidated statements of operations as of December 31, 2020, due to it being a consolidated entity. As of January 4, 2021, the Flagship Fund was deconsolidated after it launched on the Fundrise Platform. These organizational costs were reversed upon deconsolidation and fully reimbursed to Fundrise Advisors as of December 31, 2021. Certain organizational costs of the Innovation Fund were expensed by Fundrise Advisors in the consolidated statements of operations as of June 30, 2022, due to it being a consolidated entity as of June 30, 2022.

As of June 30, 2022, Fundrise Advisors has been reimbursed approximately $398,000 by the Income Interval Fund (or approximately 77% of costs subject to the waiver agreement). Remaining Deferred Costs for the Income Interval Fund are considered due and receivable to the Company. Deferred Costs for the Income Interval fund are considered current and are included in Other current assets.

Real Estate Debt Investments of the Notes Program

The Company historically engaged in real estate lending. In general, these real estate debt investments have been Real Estate Loans made by Fundrise Lending and held by National Commercial Real Estate Trust (the “Trust”) related to corresponding notes payable (“Notes”). To maximize the value of the Notes, the Company intention has been to hold all Notes until the stated maturity date. Since management had the positive intent and ability to hold the Notes to maturity, they were classified and valued as held to maturity. Accordingly, these assets were carried at cost, net of deferred loan origination fee revenue, repayments, and unfunded commitments, if applicable, unless such loans were deemed to be impaired.

As of September 2016, the Company suspended the Notes Program indefinitely, and since then interest income related to making and holding investments for the Notes Program has not been a material part of its future revenue. The Notes Program came to an end in March 2021. See Note 4, Real Estate Debt Investments and Related Notes Payable of the Notes Program for more detail.

Revenue Recognition

Origination and Acquisition Fees

Origination fees are paid to Rise by borrowers and are determined by the term and credit grade of the loan. Origination fees are typically up to 2.0% of the aggregate loan amount. A loan is considered issued once a wire transaction to the borrower’s settlement agent or the borrower’s bank account is complete. Origination fees received in consideration for investments held by the Sponsored Programs are recognized upon receipt. Fees paid by real estate borrowers at the initial maturity date to extend the maturity date for a real estate debt investment are also included in origination fees.

Acquisition fees are paid to Rise or an affiliate by third-party real estate sponsors and the wholly owned assets of Sponsored Programs. Acquisition fees are generally 1.0% of the committed amount of equity provided by the developer or Sponsored Program acquiring the asset. Such fees are recognized upon acquisition of the real estate asset by the developer or Sponsored Program.

Due diligence fees are included in origination and acquisition fees in the operating revenue section of the consolidated statements of operations. These fees are paid by borrowers and developers in the underwriting phase of the potential real estate transaction and are earned commensurate with the diligence performed when underwriting a real estate transaction. Due diligence fees are typically paid prior to the deal closing and are recognized once material due diligence has concluded.

Investment Management Fees, Net

Investment management fees are comprised of management fees and advisory fees earned by Fundrise Advisors.

Management fees are earned by Fundrise Advisors from the Sponsored Programs for investment management services provided. Fundrise Advisors generally assesses these fees on a quarterly or monthly basis, as applicable, from each Sponsored Program that it manages. The management fees may be waived at any time for any Sponsored Program at Fundrise Advisors’ sole discretion, and depending on the management agreement, once waived, may no longer be collectible or may be recouped pursuant to certain contractual expense limitation agreements between Fundrise Advisors and the respective Sponsored Program.

Advisory fees are earned by Fundrise Advisors from individual advisory clients for providing services with respect to the portfolio investment plans, auto-investment plans, and dividend re-investment plans offered on the Fundrise Platform. Fundrise Advisors reserves the right to reduce or waive this fee for certain clients without notice and without reducing or waiving this fee for all individual clients.

Investment management fees are accounted for as contracts with customers. Fundrise Advisors typically satisfies the performance obligations to provide investment management services over time as the services are rendered, as the benefits of the services are simultaneously received and consumed. The transaction prices are the amount of consideration to which Fundrise Advisors expects to be entitled in exchange for transferring the promised services in each instance. Investment management fees earned represent variable consideration because the consideration Fundrise Advisors is entitled to varies based on fluctuations in the basis for Investment management fees, for example fund net assets for management fees and AUM for advisory fees. The amount recorded as revenue in each instance is generally determined at the end of the period because these investment management fees are payable on a regular basis (no less frequently than quarterly) and the basis is fixed.

Real Estate Platform Fees

Real Estate Platform Fees include revenues we earn from the management services we provide to certain of our affiliates through Fundrise Real Estate, LLC, a subsidiary of the Company (“Fundrise Real Estate”). These fees are determined in accordance with the terms of a real estate services agreement (the “Service Agreement”) with these affiliates and primarily include recurring fees such as real estate asset management and transactional fees for capital markets services provided. We recognize these fees as we provide the services.

Real estate asset management fees are earned by Fundrise Real Estate from our affiliates for property asset management services provided. Real estate asset management fees are earned at a fixed percentage of the underlying gross property value. Fundrise Real Estate generally assesses these fees on a quarterly or monthly basis, as applicable, from each affiliate for which we provide the services. Fundrise Real Estate typically satisfies the performance obligations to provide real estate asset management services over time as the services are rendered, as the benefits of the services are simultaneously received and consumed. The transaction prices are the amount of consideration to which Fundrise Real Estate expects to be entitled in exchange for transferring the promised services in each instance. Real estate asset management fees earned represent variable consideration because the consideration Fundrise Real Estate is entitled to varies based on fluctuations in the basis for real estate asset management fees. The amount recorded as revenue in each instance is generally determined at the end of the period because these real estate asset management fees are payable on a regular basis (no less frequently than quarterly) and the basis is fixed.

Capital markets fees are earned by Fundrise Real Estate from our affiliates for providing services with respect to sourcing of debt capital towards the acquisition and development of the assets. Capital Markets fees are earned at a fixed percentage of the total committed amount of any such loan used to secure the asset. Such fees are recognized upon the closing of such debt.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are recognized temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company accounts for uncertain tax positions using a two-step process whereby (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position (“more-likely-that-not recognition threshold”) and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of provision for income tax in the consolidated statement of operations. As of June 30, 2022 and June 30, 2021, no unrecognized tax benefits have been recorded.

The Company recognizes a valuation allowance which reduces the deferred tax assets to the amount we believe these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize our deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. As of June 30, 2022 and December 31, 2021, respectively, the value of the deferred tax asset, net of the valuation allowance, was $0.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which sets forth principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessors and lessees). To increase transparency and comparability among organizations, the new guidance will require lessees to recognize right-of-use assets and lease liabilities on the balance sheet for most leases. Lessor accounting will remain similar to lessor accounting under previous guidance while aligning with the FASB's new revenue recognition guidance for non-lease components of lease agreements.

The new standard requires a modified retrospective transition approach for all leases existing at the date of initial application, with an option to use certain transition relief. ASU No. 2018-11 Leases (Topic 842) Targeted Improvements simplifies the transition requirements by providing companies an option to initially apply the new lease requirements as of the date of adoption and recognize a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption. ASU No. 2016-02 provides for additional transition relief, which includes electing to not (i) reassess whether any expired or existing contract is a lease or contains a lease, (ii) reassess the lease classification of any expired or existing leases, and (iii) expense any capitalized initial direct costs for any existing leases. Further, the FASB issued ASU No. 2018-11, which provides lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component if the non-lease components would otherwise be accounted for under the new revenue recognition standard and both the timing and pattern of transfer are the same for the non-lease components and associated lease component and, if accounted for separately, the lease component would be classified as an operating lease.

The Company has adopted the new standard effective January 1, 2022 and took the transition approach to not restate comparative periods. The Company elected to use the practical expedients under the transition provisions under which the Company would not need to reassess whether an arrangement is or contains a lease, lease classification and the accounting for initial direct costs. The Company also elected the practical expedient permitted in ASU 2018-11 by combining lease and non-lease components for our leases and by applying the new guidance. The Company is the lessee under one corporate office lease, which has been recognized as a right-of-use asset and related lease liability on its consolidated balance sheet. Based on its election of the practical expedients, the Company was not required to reassess the classification of the corporate office lease, and therefore, the lease continues to be accounted for as an operating lease. The adoption of this standard results in the recognition of a right-of-use asset of approximately $4,414,000 and a lease liability of approximately $6,850,000 at the beginning of 2022. The net operating lease right-of-use asset includes the effect of reclassifying deferred rent and lease incentives as an offset in accordance with the transition guidance.

In June 2016, the FASB issued ASU 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which updates areas of Accounting Standards Codification (“ASC”) 740, Income Taxes, to reduce complexity without decreasing the quality of the information provided to users of the financial statements. The standard will be effective for fiscal years beginning after December 15, 2022. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

3.             Net Loss Per Share and Net Loss Attributable to Common Stockholders

Basic earnings (loss) per share (“EPS”) is the amount of net loss available to each share of common stock outstanding during the reporting period. Diluted EPS is the amount of net loss available to each share of common stock outstanding during the reporting period, adjusted to include the effect of potentially dilutive common stock. Potentially dilutive common stock includes incremental shares issued for stock awards and convertible preferred stock. For periods of net loss, basic and diluted EPS are the same as the assumed exercise of stock awards and the conversion of preferred stock is anti-dilutive.

We calculate EPS using the two-class method. The two-class method allocates net income (loss), that otherwise would have been available to common stockholders, to holders of participating securities. We consider all series of our convertible preferred stock to be participating securities due to their non-cumulative dividend rights. In a period with net income, both earnings and dividends (if any) are allocated to participating securities. In a period with a net loss, only declared dividends (if any) are allocated to participating securities. All participating securities are excluded from basic weighted-average share of common stock outstanding.

4.             Real Estate Debt Investments and Related Notes Payable of the Notes Program

Real Estate Debt Investments

We previously invested in forty-three debt investments via the Notes Program, all of which have been repaid in full as of June 30, 2022.

As of December 31, 2020, the Company had one unpaid note with outstanding principal and accrued interest of $6.0 million and $2.3 million, respectively, which was secured by the underlying property of the real estate debt investment. On March 12, 2021, as the result of the sale of the underlying asset in the real estate debt investment, the Company received approximately $8.3 million in principal and accrued interest as its portion of the final proceeds, bringing the Notes Program to an end.

Real Estate Notes Payable of the Notes Program

The Trust had historically acquired Real Estate Loans from Fundrise Lending and held them for the sole benefit of certain investors that had purchased project-dependent notes issued by the Trust through the Notes Program and that were related to specific underlying loans for the benefit of the investor. The Notes therefore were recorded as a corresponding liability to the loan asset. As a result of the repayment of the real estate debt investment outlined above, we paid $6.0 million notes payable and $1.9 million in accrued interest to the related note holders.

5.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2022 and as of December 31, 2021, the Company’s significant financial instruments consist of cash and cash equivalents and loans payable. The carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature.

6.             Leases

On January 8, 2019, the Company entered into a ten-year non-cancelable operating lease agreement, expiring on August 31, 2030, for office space located at 11 DuPont Circle NW. The lease includes one option to renew, but the renewal is not deemed to be reasonably assured as of June 30, 2022. Our lease agreement does not contain any material residual value guarantees or material restrictive covenants.

Operating lease expense was $401,000 for the period ended June 30, 2022 and $475,000 for the period ended June 30, 2021 under Topic 840.

As of June 30, 2022, our lease had a remaining lease term of 8.2 years and a discount rate of 7.5%. Future lease payments as of June 30, 2022 were as follows (in thousands):

Operating Leases
Remainder of 2022	$496
2023	1,008
2024	1,033
2025	1,059
2026	1,086
Thereafter	4,217
Total future lease payments	8,899
Less: Imputed interest	2,286
Present value of lease liabilities	$6,613

Lease liabilities, current	962
Lease liabilities, non-current	5,651
Present value of lease liabilities	$6,613

Other information related to our leases for the period ended June 30, 2022 is as follows (in thousands):

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows	$487
Right-of-use assets obtained in exchange for new operating lease liabilities	$4,414
New operating lease liabilities recognized	$6,850

7.             Investments in Sponsored Programs

The Company records its investments in the Sponsored Programs using the equity method of accounting. As of June, 30, 2022 and December 31, 2021, the Investments in Sponsored Programs totaled $2,772,000 and $2,658,000 respectively.

The Company has a percentage ownership in each of the Sponsored Programs of less than 1%.

8.             Property and Equipment, net

Property and equipment, net, consist of the following (in thousands):

	June 30,	December 31,
	2022	2021
Computer equipment	$949	$725
Furniture and fixtures	245	7
Leasehold Improvements	1,668	1,648
Total property and equipment	2,862	2,380
Less: accumulated depreciation	(799)	(677)
Total property and equipment, net	$2,063	$1,703

Depreciation expense on property and equipment was approximately $174,000 and $44,000 for the six months ended June 30, 2022 and 2021, respectively. The Company wrote off $70,000 and $0 of computer equipment and reversed $51,000 and $0 accumulated depreciation as a result of the write-off for the periods ended June 30, 2022 and December 31, 2021.

No property or equipment assets were impaired as of June 30, 2022 and December 31, 2021.

9.             Intangible Assets, net

Intangible assets, net, consist of the following (in thousands):

	June 30,	December 31,
	2022	2021
Internal-use software	$25,594	$20,385
Patents, trademarks, and domain	341	341
Total intangible assets	25,935	20,726
Less: accumulated amortization	(9,137)	(7,287)
Total intangible assets, net	$16,798	$13,439

No intangible assets were impaired as of June 30, 2022. In the year ended December 31, 2021, the Company impaired identified software assets resulting in losses of $75,000.

Amortization expense of intangible assets for the six months ended June 30, 2022 and 2021, respectively, was approximately $1,850,000 and $859,000.

The expected future amortization expense for intangible assets subject to amortization as of June 30, 2022 is as follows (in thousands):

Six months ending June 30,	Future Amortization Expense
2022	$1,901
2023	3,556
2024	2,773
2025	1,754
2026	133
Thereafter	25
Total	$10,142

Certain intangible assets are not amortized either due to the nature of the asset or due to legal rights not yet issued. The carrying value of these assets not subject to amortization is as follows (in thousands):

	June 30, 2022	December 31, 2021
Internal-use software in process	$6,476	$6,900
Patents and domain	180	180
Total carrying value not subject to amortization	$6,656	$7,080

10.          Loans Payable

PPP Loan Payable

On April 20, 2020, we entered into a loan agreement with Citizens Bank as the lender (the “Lender”), pursuant to which the Lender provided a loan under the Paycheck Protection Program (the “PPP Loan”) offered by the U.S. Small Business Administration (the “SBA”) in a principal amount of $2,793,800 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”).

The interest rate on the PPP Loan is a fixed rate of 1% per annum. To the extent that the amounts owed under the PPP Loan, or a portion of them, are not forgiven, we will be required to make principal and interest payments in monthly installments. In July 2021, the Company applied for forgiveness of the PPP Loan with our Lender. As of June 30, 2022, the Company’s PPP loan forgiveness application is under review before the SBA. The PPP Loan matured on April 19, 2022. See Note 17, Subsequent Events, for more information.

According to the terms of the Paycheck Protection Program, the subsequent passing of the Paycheck Protection Program Flexibility Act (the “PPPFA Act”), and current guidance from the SBA and U.S. Department of Treasury, all or a portion of loans under the program may be forgiven if the PPP Loan proceeds are used for permitted expenses, as outlined in the CARES Act and related regulations. Under the terms of the loan agreement as written, until such time as the SBA issues a determination on the forgiveness, future annual minimum loan payments are anticipated to be approximately $2.7 million for 2022.

The PPP Loan includes events of default. Upon the occurrence of an event of default, the Lender will have the right to exercise remedies against us, including the right to require immediate payment of all amounts due under the PPP Note.

As of June 30, 2022, the PPP Loan has accrued interest of $7,000. As of December 31, 2021, the PPP Loan had accrued interest of $47,000.

Short Term Notes Payable

In November 2020, we engaged in short term lending on a limited basis raising funds in the form of short-term notes (“Short Term Notes”) from accredited investors on the Fundrise Platform, raising $1,050,000, and lending these funds to certain Sponsored Programs.

In February 2021, the Short Term Notes matured and were paid back in full with interest to the investors.

11.	Other Liabilities

Other liabilities consist of the following (in thousands):

	June 30,	December 31,
	2022	2021
Deferred rent	$-	$2,436
Deferred compensation payable	244	243
Total other liabilities	$244	$2,679

12.	Stock-Based Compensation and Other Employee Benefits

Stock-Based Compensation

Under our 2014 Stock Option and Grant Plan, we may grant unrestricted stock grants, restricted stock grants (“RSGs”), restricted stock units (“RSUs”), or restricted stock options (“RSOs”) to purchase shares of common stock to employees, executives, directors, and consultants. A total of 10,100,000 shares of Class A Common Stock have been authorized for issuance under the 2014 Stock Option and Grant Plan as of June 30, 2022 and December 31, 2021. The Company has issued RSGs, RSUs, and RSOs as of June 30, 2022.

The RSGs issued and outstanding generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future shares with different terms. The Company recognized $0 of stock-based compensation expense related to RSGs issued in prior years during the six months ended June 30, 2022 and 2021. As of June 30, 2022 and December 31, 2021, there were no remaining unvested shares and no unrecognized stock-based compensation expense.

The Company issued RSOs in 2017 only. These options generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 1/36 vest monthly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future options with different terms. The Company issued no stock options and no shares were forfeited for the periods ended June 30, 2022 and 2021. During the periods ending June 30, 2022 and 2021, respectively, 0 and 1,166 stock options vested. The Company recognized approximately $0 and $1,000 of stock-based compensation expense related to RSOs during the periods ended June 30, 2022 and 2021, respectively. As of both June 30, 2022 and 2021, total unrecognized compensation cost was $0.

RSUs issued through June 30, 2022 and December 31, 2021 generally follow a time-based vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future shares with different terms. The RSUs are also subject to performance-based vesting, and will only satisfy this requirement on the first of the following to occur: (i) immediately prior to a Company sale event or (ii) the Company’s Initial Public Offering.

As of June 30, 2022 and December 31, 2021, 7,192,100 RSUs were authorized to be issued. The Company issued 1,626,054 and 1,484,421 RSUs for the periods ended June 30, 2022 and 2021, respectively. There were 104,266 and 146,635 RSUs forfeited for the periods ended June 30, 2022 and 2021, respectively. During the periods ending June 30, 2022 and 2021, respectively, there were 627,279 and 388,825 RSUs that met the time-based criteria for vesting.

A summary of RSUs at June 30, 2022 and December 30, 2021, is as follows:

	June 30,	December 31,
	2022	2021
Issued	6,581,454	4,955,400
Outstanding	5,828,854	4,307,066
Forfeited	752,600	648,334

There was no net income tax benefit recognized relating to stock-based compensation expense and no tax benefits have been realized from RSGs or RSOs due to the full valuation allowance during the periods ended June 30, 2022 and 2021.

Employee Retirement Plan

Effective January 1, 2020, the Company established an employer-sponsored employee retirement 401(k) plan. All of our employees qualify to participate under the plan criteria. Participants may elect to contribute any portion of their annual compensation up to the maximum limit imposed by federal tax law. For the six months ended June 30, 2022 and 2021, the Company made non-elective contributions to each employee equal to 3% of their compensation, which totaled approximately $689,000 and $669,000 respectively.

13.	Stockholders’ Equity

Preferred Stock

The outstanding shares of Series A convertible preferred stock are not mandatorily or otherwise redeemable. The sale of all, or substantially all, of the Company’s assets, a consolidation or merger with another company, or a transfer of voting control in excess of fifty percent (50%) of the Company’s voting power are all events which are deemed to be a liquidation and would trigger the payment of liquidation preferences under the Company’s Certificate of Incorporation. All such events require approval of the Board; however, in such events, all holders of equal or more subordinate equity instruments would also be entitled to receive the same form of consideration after any liquidation preferences. The significant terms of outstanding Series A are as follows:

Conversion – Each share of Series A is convertible, at the option of the holder, initially, into one share of Class A Common Stock (subject to adjustments for events of dilution). Each share of convertible preferred stock will automatically be converted upon: (i) the election of a majority of the outstanding shares of such series of preferred stock; or (ii) the consummation of an underwritten registered public offering with aggregate proceeds in excess of $35 million (a “Qualified Public Offering”). The Company’s Certificate of Incorporation contains certain anti-dilution provisions, whereby if the Company issues additional shares of capital stock for an effective price lower than the conversion price for a series of preferred stock immediately prior to such issue, then the existing conversion price of such series of preferred stock will be reduced. The Company determined that while its convertible preferred stock contains certain anti-dilution features, the conversion feature embedded within its convertible preferred stock does not require bifurcation under the guidance of ASC 815, Derivatives and Hedging Activities.

Liquidation preference – Upon any liquidation, winding up or dissolution of the Company, whether voluntary or involuntary (a “Liquidation Event”), before any distribution or payment will be made to the holders of any common stock, the holders of convertible preferred stock will be entitled to receive, by reason of their ownership of such stock, an amount per share of Series A equal to $2.1872 (as adjusted for stock splits, recapitalizations and other similar events) plus all declared and unpaid dividends (the “Series A Preferred Liquidation Preference”). However, if upon any such Liquidation Event, our assets are insufficient to make payment in full to all holders of convertible preferred stock of their respective liquidation preferences, then the entire balance of the Company’s assets legally available for distribution will be distributed with equal priority between the preferred holders based upon the amount of each such holders’ Series A Preferred Liquidation Preference. Any excess assets, after payment in full of the liquidation preferences to the convertible preferred stockholders, are then allocated to the holders of the common stock, pro-rata.

Dividends – If and when declared by the Board, the holders of Series A and common stock, on a pari passu basis, will be entitled to receive dividends. As of June 30, 2022 and December 31, 2021 we have not declared any dividends on preferred stock or common stock.

Voting rights – Generally, preferred stockholders have one vote for each share of common stock that would be issuable upon conversion of preferred stock. Voting as a separate class, the Series A stockholders are entitled to elect one member of the Board. The holders of common stock, voting as a separate class, are entitled to elect two members of the Board. The remaining two members are elected by the preferred stockholders and common stockholders voting together as a single class on an as-if-converted to common stock basis. The Company has adopted a dual-class common stock structure, pursuant to which each share of Class A Common Stock will have one vote per share and each share of Class F Common Stock will have ten votes per share.

Common Stock

Class A Common Stock

As of June 30, 2022 and December 31, 2021, there were 2,888,859 shares issued and 2,455,894 shares outstanding. Holders of our Class A Common Stock are entitled to one (1) vote for each share held of record on all matters submitted to a vote of stockholders.

Class F Common Stock

In April of 2014, the Company issued 10,000,000 shares of Class F Common Stock to Daniel Miller and to Benjamin Miller, with a par value of $0.0001 per share. Each share of the Class F Common Stock is entitled to ten (10) votes per share. As of June 30, 2022 and December 31, 2021 respectively, there were 10,000,000 shares of Class F Common Stock issued and outstanding.

Class M Common Stock

On July 5, 2016, the Company issued 18,000,000 shares of Class M Common Stock, at $0.0001 per share, to certain executive officers of the Company (excluding Benjamin Miller, who did not participate) for aggregate cash consideration of $1,800. Each share of the Class M Common Stock is entitled to nine votes per share. The shares are callable by the Company at any time, including upon a vote of a majority of the outstanding Series A converted preferred stockholders. On December 10, 2016, the Company exercised its right to redeem all 18,000,000 outstanding shares of Class M Common Stock for an aggregate cash consideration of $1,800 upon unanimous consent by the Board of Directors. On June 8, 2022, the Company removed all existing authorized Class M shares. As of June 30, 2022 and December 31, 2021, there were 0 and 18,000,000 shares of Class M Common Stock authorized but unissued, respectively.

Class B Common Stock

On January 19, 2017, the Board of Directors of the Company created a new class of Common Stock, to be designated as Class B Common Stock, with a par value of $0.0001 per share. On June 8, 2022 the Company increased the authorized number of its shares of common stock designated as Class B Common Stock by 18,000,000. As of June 30, 2022 and December 31, 2021, 38,000,000 shares and 20,000,000 shares, respectively, have been authorized as Class B Common Stock. As of June 30, 2022 and December 31, 2021 respectively, there were 18,389,367 and 15,454,237 shares of Class B Common Stock issued and 17,892,379 and 15,008,588 shares outstanding. Except as required by applicable law, the holders of our Class B Common Stock are not entitled to vote on any matters submitted to a vote of stockholders.

Investors’ Rights Agreement

In 2014 we entered into an Investors’ Rights Agreement (the “IRA”) with certain holders of our Class F Common Stock and Series A Preferred Stock, including persons who held more than 10% of any class of our outstanding capital stock, certain of our executive officers and directors and entities with which certain of our directors are affiliated. Pursuant to the IRA, the holders of certain shares of our common stock and preferred stock are entitled to certain registration rights, information rights and preemptive rights.

Right of First Refusal and Co-Sale Agreement

In 2014, we entered into a Right of First Refusal and Co-Sale Agreement (the “Co-Sale Agreement”) with certain holders of our common stock and preferred stock, including persons who hold more than 10% of our outstanding capital stock, certain of our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Co-Sale Agreement, the holders of our preferred stock have rights of first refusal and co-sale with respect to certain transfers made by certain holders of our common stock.

Voting Agreement

In 2014 we entered into a Voting Agreement (the “Voting Agreement”) with certain holders of our Class F Common Stock and Series A Preferred Stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors.

14.	Non-Controlling Interests in Consolidated Entities

The non-controlling interests (“NCI”) are related to the limited partner holdings in Fundrise LP that we have a controlling financial interest. NCI for the periods ended June 30, 2022 and December 31, 2021, respectively, were $9,969,000 and $10,031,000. Substantially all of the assets in the limited partnership are held as cash.

15.	Related Party Transactions

In addition to those disclosed elsewhere in the Notes to the Consolidated Financial Statements, the following related party transactions are disclosed:

Investments in Notes Program and Sponsored Programs by Company’s Executives

Many of the Company’s executive officers and directors (including immediate family members) have opened investor accounts on the Fundrise Platform. All investments (and redemptions, where applicable) were made in the ordinary course of business and transacted on terms and conditions that were not more favorable than those obtained by third-party investors.

Series A Preferred Stock Financing

The following table summarizes the Series A stock purchased by our executive officers, directors, holders of more than 10% of a given class of our outstanding capital stock or any immediate family member as of June 30, 2022.

Name of Stockholder	Shares of Series A Preferred Stock	Total Purchase Price
Benjamin Miller	433,897	$949,008
Herbert Miller, Patrice Miller, David Miller and Caroline Miller (1)	374,757	$449,712

(1)	Each of these individuals are immediate family members of Benjamin Miller. Consists of 131,643 shares of Series A Preferred purchased by Herbert Miller, 109,348 shares of Series A Preferred purchased by Patrice Miller, 66,883 shares of Series A stock purchased by David Miller and 66,883 shares of Series A stock purchased by Caroline Miller, each upon the conversion of outstanding convertible promissory notes and at a price per share of approximately $1.20.

National Commercial Real Estate Trust Promissory Notes

On November 23, 2020, the Company as the lender entered into five separate promissory notes with Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, and Fundrise Midland Opportunistic REIT, LLC as each of the borrowers. The principal of each note was $210,000 with a duration of three months and a simple interest rate of 3%. The principal balance total was $1,050,000 and was included in Notes Receivable from Sponsored Programs and the accrued interest on the notes was included in Receivables from Sponsored Programs on the accompanying consolidated balance sheet as of December 31, 2020. These loans were made from the Trust in concert with receipt of proceeds from investors of the Short Term Notes and each of the borrowers above used the loan proceeds to finance their operations in the short term. These notes and any accrued interest were paid off in full to the Trust on February 23, 2021.

16.	Commitments and Contingencies

Liquidation Support Agreement – Fundrise Equity REIT, LLC

To mitigate the effect of one of our initial Sponsored Programs, Fundrise Equity REIT, LLC’s, lack of assets, revenue, and operating history, Fundrise Advisors agreed to make a payment to the eREIT, LLC of up to $500,000 if the distributions paid upon liquidation (together with any distributions made prior to liquidation) are less than a 20% average annual non-compounded return. This is a contingent liability and is not accrued for at June 30, 2022, or December 31, 2021. The following table details the amount of payment at varying levels of return (in thousands):

Average Annual Non-Compounded Return	Liquidation Support Payment
17.0% or less	$500
17.1% to 18.0%	$400
18.1% to 19.0%	$300
19.1% to 19.9%	$200
20.0% or greater	$0

Legal Proceedings

As of the date of these consolidated financial statements, we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

Promissory Note

On December 23, 2021, Fundrise, L.P. and Fundrise eFund, LLC (the “eFund”) signed a promissory note agreement, effective January 3, 2022, wherein Fundrise, L.P. loaned the eFund $7.0 million with an annual interest rate of 3.5% and a maturity date of June 30, 2022. As of January 31, 2022, the eFund fully repaid the promissory note and all accrued interest. As of June 30, 2022, no commitments existed related to the eFund promissory note.

17.	Subsequent Events

Management has evaluated subsequent events for potential recognition or disclosure in these consolidated financial statements through September 22, 2022, which was the date the consolidated financial statements were available to be issued.

Innovation Fund Launch

On July 25, 2022, the Company launched the Fundrise Growth Tech Fund, LLC, a registered Investment Company Act fund (“Innovation Fund”), that was sponsored by the Company and for which Fundrise Advisors acts as manager. The Company deconsolidated the Innovation Fund as of the date of the fund launch.

PPP Loan Forgiveness

On July 8, 2021, the Company, through its Lender, applied for forgiveness of the PPP Loan offered by the SBA in the principal amount of $2,793,800. On September 10, 2021, the Company was informed, through its Lender, that the SBA would be reviewing the Company’s PPP forgiveness application. Under PPP rules, a Lender’s determinations as to forgiveness eligibility, expenditures that qualify toward forgiveness, and the final balance of the PPP Loan that may be forgiven are subject to review by the SBA. As of September 22, 2022, the Company’s PPP loan forgiveness application is currently under review before the SBA. A timeline for SBA’s continued review has not yet been set; accordingly, the Company is uncertain as to when SBA will complete its review, or when SBA will render a final agency decision regarding the timing, amount, and determination of forgiveness.

eREIT Mergers

On September 1, 2022, Fundrise Balanced eREIT, LLC (the “Equity Merger Target eREIT”) merged with and into Fundrise Equity REIT, LLC (the “Equity REIT” and together with the Equity Merger Target eREIT, the “Equity Merged Entities”). In connection with the merger, the Equity REIT issued to the shareholders of the Equity Merger Target eREIT common shares based upon an agreed upon exchange ratio. The exchange ratios were based on the NAV per share of each of the Equity Merged Entities that was effective as of the date of the merger, September 1, 2022.

On September 1, 2022, Fundrise Growth eREIT VI, LLC (the “Growth Merger Target eREIT”) merged with and into Fundrise Growth eREIT II, LLC (the “Growth eREIT II” and together with the Growth Merger Target eREIT, the “Growth Merged Entities”). In connection with the merger, the Growth eREIT II issued to the shareholders of the Growth Merger Target eREIT common shares based upon an agreed upon exchange ratio. The exchange ratios were based on the NAV per share of each of the Growth Merged Entities that was effective as of the date of the merger, September 1, 2022.

iPO Proceeds

Effective August 15, 2022, the Company’s post-qualification amendment to its latest offering statement was qualified by the SEC. Since the date of such qualification through the date of this filing, we have raised approximately $7.0 million from settled subscriptions.

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Item 4. Exhibits

Index to Exhibits

Exhibit No.	Description
2.1*	Amended and Restated Certificate of Incorporation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-U filed on June 10, 2022)
2.2*	Bylaws (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A/A filed on January 20, 2017)
3.1*	Investors’ Rights Agreement, by and among Rise Companies Corp. and certain investors, dated April 14, 2014 (incorporated by reference to the copy thereof submitted as Exhibit 3.1 to the Company’s Form 1-A filed on December 29, 2016)
3.2*	First Refusal and Co-Sale Agreement, by and among Rise Companies Corp. and certain investors, dated April 14, 2014 (incorporated by reference to the copy thereof submitted as Exhibit 3.2 to the Company’s Form 1-A filed on December 29, 2016)
4.1*	Form of Subscription Agreement (included in the Offering Circular filed on August 16, 2022 as Appendix A and incorporated herein by reference)
5.1*	Voting Agreement, by and among Rise Companies Corp. and certain stockholders, dated April 14, 2014 (incorporated by reference to the copy thereof submitted as Exhibit 5.1 to the Company’s Form 1-A filed on December 29, 2016)
6.1*	Second Amended and Restated 2014 Stock Option and Grant Plan (incorporated by reference to Exhibit 6.2 to Form 1-U filed January 21, 2020)

* Previously filed

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C., on September 22, 2022.

Rise Companies Corp.

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer	September 22, 2022
Benjamin S. Miller	(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer	September 22, 2022
Alison A. Staloch	(Principal Financial Officer and Principal Accounting Officer)

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